June 8, 2005


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:  Jeffrey B. Werbitt, Esq.

         Re:      Spartan Stores, Inc.
                  Preliminary Schedule 14A filed on May 31, 2005 by Loeb Partners Corporation
                  -----------------------------------------------------
                  File No. 000-31127

Ladies and Gentlemen:

This letter responds to the comments of the staff of the Securities and Exchange Commission (the "Staff") contained in their letter dated June 6, 2005 (the "Letter") relating to our above-captioned filing. Any references in this letter to the "Proxy Statement" refer to our Preliminary Proxy Statement on Schedule 14A, File Number 000-31127.

         The numbers of our responses correspond to the numbers of the comments in the Staff's Letter. The page numbers referenced below refer to the marked copy of the Proxy Statement.

General
-------

         Comment

1. We note your revisions made in response in our prior comment 1. Please expand where appropriate to clarify that if you determine not to modify your materials and card that shareholders will be unable to vote on any matters proposed by the company other than the election of directors.

         Response

         We have amended the Proxy Statement to address the Staff's comment. See page 1 of the Proxy Statement.

Securities and Exchange Commission
June 7, 2005
Page 2

         Should you have any questions or comments with respect to the foregoing, please do not hesitate to contact our outside counsel, Patrick Dooley of Akin Gump Strauss Hauer & Feld LLP, at (212) 872-1080 or, in his absence, David Bersh at (212) 872-8056.

                                   Sincerely,


                                          /s/ Thomas L. Kempner
                                          ---------------------
                                          Thomas L. Kempner